

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

James C. Shaw
Chief Financial Officer
Galaxy Enterprises Inc.
1701 Charles Iam Court
Las Vegas, NV 89117

> **Re: Galaxy Enterprises Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2021**
> **Filed January 5, 2022**
> **File No. 333-258034**

Dear Mr. Shaw:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2021

Item 2. Properties, page 4

1.   We note that you do not own any real property interest. Please tell us if the offices located at 1701 Charles Iam Court are leased, and if so, how you have accounted for the lease.

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-1

2.   We note that your auditor opined on the financial statements as of and for the year ended May 31, 2021. Please amend your filing to include a revised audit report from your auditor that opines on the financial statements for the correct period. Additionally, have your auditor revise its audit report to appropriately title the going concern paragraph and place it immediately following the opinion paragraph as required by paragraphs 12 and 13 of PCAOB Auditing Standard 2415 and to comply with all aspects of AS 3101, including the use of section titles and a statement that the audit included performing procedures to

assess the risks of material misstatement of the financial statements, whether due to error of fraud.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction